Exhibit 99.8

Intermap Announces 2023 Results and 2024 Guidance

Software and solutions revenue grew 25% in 2023

Company projects 2024 bookings of $20 – 25 million, revenue of $16 – 18 million and an adjusted EBITDA margin of approximately 25%

DENVER, April 02, 2024 — Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced 2023 financial results and 2024 guidance.

For the year ending December 31, 2023, the Company reported revenue of $6.2 million, compared with $6.8 million the previous year. Recurring and repeating software and solutions revenue grew to $4.2 million, 67% of total revenue, compared with $3.4 million in 2022. A decline in acquisition revenue of $1.1 million was caused by a delay in the award of a significant government contract, which was subsequently announced in March 2024, as well as the pandemic-related restrictions that remained across Southeast Asia until late 2023. U.S. government work was also delayed by the federal budget impasse. The Company expects to begin collecting this revenue during 2024. Despite the contracting delays, Intermap’s EPS for 2023 improved to ($0.10) per share, compared with ($0.16) per share for the previous year.

Subsequent to year end, Intermap announced the award of a material contract from the Indonesian government. This initial award includes an opportunity to repeat, with follow-on requirements to complete mapping the country during an additional 4- year period. Work on this contract commenced in February 2024. Including Indonesia, for the current year ending December 31, 2024, the Company projects total bookings in the range of $20-25 million, with $16-18 million in revenue and an adjusted EBITDA margin of approximately 25%.

“Our government and commercial businesses are off to a strong start in 2024,” said Patrick A. Blott, Intermap Chairman and CEO. “We’ve recently announced major government wins and we remain on track to extend our high-growth, high-margin services model to these large government accounts.”

2023 notable commercial achievements include:

●	Grew in core commercial market: Won a $1 million multiyear renewal and increased multiple recurring subscriptions by 0-350%
●	Extended product offering: Partnered with Twinn by Royal HaskoningDHV to provide additional natural hazard data for the global insurance industry
●	Expanded market reach: Won multiyear contracts in Europe, exceeding $1.3 million, expanding software solution to incorporate risk, appraisal and pricing applications for global residential and commercial real estate
●	Entered new, fast-growing segments: Won a new contract with a global spacecraft and communications operator to supply proprietary NEXTMap® elevation data to improve simulation, regulatory compliance and global situational awareness. Revised a subscription with a leading autonomous aviation customer for NEXTView™, the Company’s certified aviation specific elevation dataset

2023 notable government work includes:

●	Won competitive government project in Singapore for water pollution monitoring
●	Secured and completed Intermap’s first task orders under the U.S. Defense Department’s JANUS contract
●	Completed task orders for the Department of the Interior, Bureau of Indian Affairs dam inundations studies IDIQ prime contract
●	Two-year subscription renewal by the State of California with an increase of 50% for its NEXTMap elevation data
●	Contracted by the United States Geological Survey (USGS) to provide precision elevation data for NASA moon landing simulations in preparation for the Artemis III mission
●	Showcased proprietary advanced AI/ML technology to the U.S. Department of Defense for next-generation, actionable, geo-precise coordinates

Intermap’s audited annual financial statements for the year ended December 31, 2023, the annual management discussion and analysis for the corresponding period, related management certifications of annual filings and its annual information form will be filed and available on SEDAR+ at www.sedarplus.ca on April 2, 2024.

Learn more about Intermap at intermap.com/investors.

Intermap Reader Advisory

Certain information provided in this news release, including reference to full-year guidance, projected bookings, revenue and EBITDA, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends”, “guidance” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CEO@intermap.com

+1 (303) 708-0955